Exhibit 99.3

Golden Sun Health Technology Group Limited Announces Joint Venture to Enter the Cultural Tourism Market

Shanghai, China, August 29, 2024 (GLOBE NEWSWIRE) -- Golden Sun Health Technology Group Limited, formerly known as Golden Sun Education Group Limited (the “Company” or “Golden Sun”) (Nasdaq: GSUN), a provider of tutorial services in China, today announced that the Company, through its wholly-owned subsidiary Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu”), has established a strategic joint venture (the “JV”) named Shanghai Fuyang Cultural Tourism Development Co., Ltd. The JV marks a significant milestone in the Company’s ongoing business transformation, aiming to capitalize on the rapidly growing cultural tourism sector in China. The move is expected to further diversify the Company’s revenue streams while leveraging its years’ expertise in education technology to create synergies within the JV.

On August 15, 2024, the Board of Directors of Gongyu unanimously approved an investment to establish the JV, partnering with two individuals who bring profound academic backgrounds, along with extensive experience and resources in designing over a hundred cultural tourism projects across China. The JV will focus on planning, design, consulting, and promotion services for cultural tourism projects and products, as well as the development and management of cultural and tourism resources. Gongyu agrees to invest and secure a 51% equity interest in the JV, with one of the partners designated to assume the role of executive director of the JV.

Mr. Xueyuan Weng, Chairman and Chief Executive Officer of the Company, commented, “Amidst the booming growth of China’s domestic tourism market especially in the post-COVID 19 era, with the increasing interest in traditional culture and government support for national cultural revival, we identify tremendous opportunities and potential in the cultural tourism sector. In response, we have developed strategic plans to establish a business presence in the culture tourism activities, acquiring cultural tourism construction projects, and offering planning and consultancy services for such initiatives. Once these key initiatives are established, we will lay the foundation for a comprehensive and integrated business model within this sector.”

Mr. Weng continued, “We believe the JV will fully leverage the strengths of each party involved. We bring commercial management expertise and diversified channels, while our partners, professors from Fudan University, offer deep academic resources and extensive experience in designing cultural tourism projects. By combining these strengths with favorable macroeconomic trends, we anticipate rapid growth in our cultural tourism business. Moreover, this investment aligns perfectly with our forthcoming strategy to build a cultural tourism group that will provide one-stop services, including the planning, design, construction, and operation of cultural tourism projects—which might be a unique offering in China’s cultural tourism industry.”

About Golden Sun Health Technology Group Limited

Established in 1997 and headquartered in Shanghai, China, Golden Sun Health Technology Group Limited, formerly known as Golden Sun Education Group Limited, is a provider of tutorial services in China with over twenty years of experience providing educational services that focus on the development of each of its student’s strengths and potential, and the promotion of life-long skills and interests in learning. Golden Sun has three tutorial centers, one educational company that partners with high schools to offer language classes, and one logistics company that provides logistic and consulting services. The tutorial centers of Golden Sun focus on different groups of targeted students by offering different tutorial programs. For more information, visit the Company’s website at ir.jtyjyjt.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Golden Sun Health Technology Group Limited
Investor Relations Department
Email: ir@cngsun.com

Ascent Investor Relations LLC
Tina Xiao
President
Phone: +1 646-932-7242
Email: investors@ascent-ir.com